Exhibit 99.1

Silicom Secures $5M+/Yr Design Win with Tier-1 Cloud-Based Cyber Security

Customer for 5G-Enabled Edge Networking Device

KFAR SAVA, Israel – September 2, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a Design Win from a new customer, a tier-1 cloud-based cyber security giant, for a Silicom Edge Networking device featuring integrated 5G wireless connectivity.

The customer has already placed an initial order and anticipates placing additional orders in the near term, with ramp-up expected to begin before the end of 2026. At full ramp-up, revenues associated with this Design Win are projected to exceed $5 million annually for this device alone.

“This new Design Win with a tier-1 cloud-based cyber security leader is further proof of the strong and accelerating momentum in our core business, where we continue to win new customers and deepen relationships with existing ones.” commented Liron Eizenman, Silicom’s CEO. “We are proud that after evaluating our solution for many months, the customer selected Silicom specifically for the strength of our integrated cellular connectivity, which proved to be a key differentiator in a competitive process.”

Mr. Eizenman continued, “In parallel, we are also evaluating additional, higher-end Edge devices with the customer, including a GPU-integrated Edge device designed for Edge AI use cases. Should the customer select this additional platform, revenue from this strategic relationship could grow significantly beyond current expectations.”

Mr. Eizenman concluded, “This makes our eighth Design Win this year, matching the total number of Design Wins we secured during the entirety of 2025. With this accelerating momentum, we are more optimistic than ever about our continued growth in 2027 and beyond, further compounding the phenomenal revenue growth of over 50% we expect this year.”

***

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com